                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            DATED: November 29, 2006
Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                     85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No  X
                                   ------     ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No  X
                                   ------     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ------     ------

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Proposed $300 Million Senior Notes Offering Announcement, Pricing
and Closing                                                               1

FFA Trading Counterparty Bankruptcy                                       1

Long-Term Time Charter for new Ultra-Handymax                             1

Delivery of Panamax Navios Star and Associated Loan Agreement             1

PROPOSED $300 MILLION SENIOR NOTES OFFERING, PRICING AND CLOSING; FFA TRADING
COUNTERPARTY BANKRUPTCY; LONG-TERM CHARTER FOR NEW ULTRA-HANDYMAX; DELIVERY OF
PANAMAX NAVIOS STAR AND ASSOCIATED LOAN AGREEMENT

         On November 29, 2006, Navios issued a press release announcing its intent to offer approximately $300 million of senior notes due 2014. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference. On December 14, 2006, Navios issued a press release announcing the pricing of $300 million aggregate principal amount of
9 1/2% senior notes due 2014 (the "Senior Notes"). A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

         Subsequently, on December 18, 2006, Navios announced the completion of the sale of the Senior Notes. A copy of the press release is furnished as
Exhibit 99.3 to this Report and is incorporated herein by reference. The Senior
Notes were issued under an Indenture, dated as of December 18, 2006, by and among Navios, the Guarantors, as identified therein, and Wells Fargo Bank, N.A., as trustee. Interest on the Senior Notes will be payable each year on June 15 and December 15, commencing on June 15, 2007 and interest will accrue on the
Senior Notes from December 18, 2006. The Senior Notes, by virtue of the indenture, contain a number of provisions, including redemption provisions and covenants governing the operations of Navios and its subsidiaries. All of the terms and conditions of the Senior Notes are contained in the indenture which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

         In addition, Navios has entered into a Registration Rights Agreement, dated as of December 18, 2006, with the parties identified therein, which agreement is attached hereto as Exhibit 99.5, and is incorporated herein by reference. Under the Registration Rights Agreement, Navios has agreed to use its commercially reasonable efforts to: file a registration statement not later than
June 29, 2007 enabling holders of notes to exchange the privately placed notes for publicly registered notes with identical terms; cause the registration statement to become effective not later than October 1, 2007; complete the exchange offer not later than November 1, 2007; and file a shelf registration statement for the resale of the notes if we cannot effect an exchange offer within the time periods listed above and in other circumstances.

         On November 30, 2006, Navios received notification that one of its FFA trading counterparties filed for bankruptcy in Canada. Navios' exposure to such counterparty is currently estimated to be approximately $5.9 million in 2006 and
$1.6 million in 2007. While it is too early to determine what recovery Navios may obtain in any liquidation proceeding, Navios may be required to take a charge for all or a portion of the exposure. Navios does not believe this will have a material impact on its liquidity, or on its ability to meet its commitments.

         On December 4, 2006, Navios announced it has secured a long-term time charter for a new ultra-handymax vessel, the Navios Primavera. A copy of the press release is furnished as Exhibit 99.6 to this Report and is incorporated herein by reference.

         On December 7, 2006, Navios announced delivery of the Panamax Navios
Star that it received ownership of through the exercise of a purchase option, which was previously announced in August of 2006. A copy of the press release is furnished as Exhibit 99.7 to this Report and is incorporated herein by reference. The exercise of the purchase option was fully financed by HSH
Nordbank with a new $19.5 million term loan facility ("Loan Agreement"). The
Loan Agreement with HSH Nordbank AG, dated November 30, 2006, is attached hereto as Exhibit 99.8 and the terms of such agreement are incorporated herein by reference.

         This Report on Form 6-K is hereby incorporated by reference into the
Navios Registration Statements on Form F-3, File Nos. 333-136396 and 333-129382.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NAVIOS MARITIME HOLDINGS INC.

                                                By: /s/ Angeliki Frangou
                                                    ---------------------------
                                                Angeliki Frangou
                                                Chief Executive Officer
                                                Date: December 18, 2006

                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1        Press Release dated November 29, 2006.

    99.2        Press Release dated December 14, 2006.

    99.3        Press Release dated December 18, 2006.

    99.4        Indenture by and among, Navios Maritime Holdings Inc., the
                Guarantors and Wells Fargo Bank, N.A., dated December 18, 2006.

    99.5        Registration Rights Agreements, dated as of December 18, 2006, among Navios Maritime Holdings Inc. and Merrill Lynch, Pierce,
                Fenner & Smith Incorporated, J.P. Morgan Securities, Inc., Banc
                of America Securities LLC and S. Goldman Advisors LLC.

    99.6        Press Release dated December 4, 2006.

    99.7        Press Release dated December 7, 2006.

    99.8        Loan Agreement for $19,500,000 with HSH Nordbank AG for the
                Navios Star.